WINHA International Group Limited

Yihe Center

5 Xinzhong Avenue, Suite 918

Shiqi District, Zhongshan

People’s Republic of China 528400

+86 (760) 8896-3655

March 12, 2014

U.S. Securities & Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Re:	WINHA International Group Limited Registration Statement on Form S-1
File No. 333-191063

Dear Sir/Madam:

Request is hereby made by WINHA International Group Limited (the “Company”) for the acceleration of the effective date of the Company’s Registration Statement on Form S-1, originally filed on September 9, 2013, as amended, File No. 333-191063, to Eastern Standard Time 12:00 P.M. on March 14, 2014 or as soon as practicable thereafter.

The Company acknowledges that:

▪	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

▪	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

▪	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

WINHA International Group Limited

By:	/s/ Chung Yan Winnie Lam

Chung Yan Winnie Lam

President